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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934




                                RAE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    75061P102
                     ---------------------------------------
                                 (CUSIP Number)



      Michael Gardner, c/o Baytree Capital Associates, LLC, 40 Wall Street,
                  Suite 58, New York, NY 10005 (212) 509-1700
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  April 9, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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CUSIP No. 75061P102                    13D                     Page 1 of 3 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Michael Gardner       SS# ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO          No funds were expended by the reporting person.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

                                 Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,224,309  of 3,224,309 shares beneficially owned in
                    the aggregate
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
  OWNED BY
                    Not Applicable
    EACH
               _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER

   PERSON           3,224,309 of 3,224,309 shares beneficially owned in
                    the aggregate
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    Not Applicable

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,224,309 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                   IN

________________________________________________________________________________

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                                                               Page 2 of 3 Pages


Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value per share of RAE Systems, Inc., a Delaware corporation, with its principal executive offices at 1339 Moffett Park Drive, Sunnyvale, CA 94089.

Item 2.  Identity and Background.

         This Statement is being filed by Michael Gardner, whose business address is 40 Wall Street, Suite 58, New York, NY 10005 c/o the Baytree Capital Associates, LLC. During the last five years Mr. Gardner has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Gardner acquired all of his common stock of RAE Systems, Inc. listed in number 11 above pursuant to a merger transaction by which all of the outstanding shares of common stock of Nettaxi.com, Inc. were exchanged for shares of common stock of RAE Systems, Inc. Pursuant to the terms of such merger transaction, upon the effectiveness the merger, all of the outstanding options and warrants to purchase shares of common stock of Nettaxi.com, Inc. were converted into options and warrants to purchase shares of common stock of RAE Systems, Inc. The aforementioned merger transaction became effective on April 9, 2002. Mr. Gardner did not expend any personal funds to acquire the common stock of RAE Systems, Inc. listed in number 11 above.

         On April 9, 2002, Mr. Gardner acquired a warrant to purchase 1,750,000 shares of RAE Systems, Inc. common stock for $1.21 per share. The aforementioned warrants were granted in connection with services rendered by Mr. Gardner pursuant to a consulting agreement by and between Mr. Gardner and Nettaxi.com, Inc (see Item 6 below).

Item 4.  Purpose of Transaction.

         All RAE Systems, Inc. securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, April 9, 2002, Mr. Gardner owned 1,222,139 shares of RAE Systems, Inc. common stock and the following warrants: a warrant to purchase 1,750,000 shares of RAE Systems, Inc. common stock, immediately exercisable, for a purchase price of $1.21 per share, a warrant to purchase 61,729 shares of RAE Systems, Inc. common stock, exercisable immediately, for a purchase price of $1.985 per share and a warrant to purchase 190,353 shares of RAE Systems, Inc. common stock, exercisable immediately, for a purchase price of $22.68 per share. The RAE Systems, Inc. securities owned by Mr. Gardner as of April 9, 2000 represented approximately 7.2% of the issued and outstanding shares of RAE Systems, Inc. common stock.


                                       2
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                                                               Page 3 of 3 Pages


         Mr. Gardner had sole power to vote and dispose of each of the 1,222,139 shares of RAE Systems, Inc. common stock beneficially owned by him and the sole power to dispose of the 2,002,170 warrants to purchase RAE Systems, Inc. common stock held in Mr. Gardner's name. In the sixty days prior to the date of this filing Mr. Gardner did not engaged in any transactions involving RAE Systems common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On August 1, 2002, Mr. Gardner amended a management consulting agreement he had entered into with Nettaxi.com, Inc. on October 30, 2000, whereby Mr. Gardner agreed to render consulting advice to Nettaxi.com, Inc. with respect to financial, corporate and general business development matters (the "Consulting Agreement"). In consideration for on-going services to be rendered by Mr. Gardner pursuant to the amended Consulting Agreement, RAE Systems, Inc. issued to Mr. Gardner a warrant to purchase 1,750,000 shares of RAE Systems, Inc. common stock at an exercise price of $1.21per share.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto is Exhibit 1, the amended Consulting Agreement by and between Mr. Gardner and Nettaxi.com, Inc. dated August 1, 2001.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 23, 2002

                                                              ---------------
                                                              Michael Gardner